SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

EKSPORTFINANS ASA
 (Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40 F  [    ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]      No  [ X ]

Exhibit Index is on page 3

SIGNATURES
EXHIBIT INDEX
Management’s Discussion and Analysis of Financial Conditions and Result of Operations
Statements of Income (condensed)
Balance Sheets (condensed)
NOTES TO FINANCIAL STATEMENTS (unaudited)
Ratios and Key Figures

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EKSPORTFINANS ASA

Date: November 1, 2002	By:	/s/ TOR F. JOHANSEN

Name: Tor F. Johansen
Title: President and Chief
Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX

     The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Financial statements (unaudited), including management’s discussion and analysis thereof, of Eksportfinans	4
	ASA for the nine months ended September 30, 2002

Exhibit Index is on page 3

Management’s Discussion and Analysis of Financial Conditions and Result of Operations

SUMMARY

     Net income after taxes in the first nine months of 2002 amounted to NOK 168 million. The decline of NOK 24 million compared with the same period last year was mainly due to reduced margins, as well as lower volumes caused by a decline in the US dollar exchange rate. At the end of September the Group had total assets of NOK 90.5 billion, against NOK 96.1 billion at the same time last year.

LENDINGS

     In the first nine months of the year Eksportfinans disbursed new loans totaling NOK 6.6 billion, against NOK 7.6 billion in the same period last year. Of this, financing of export credits and internationalization loans accounted for NOK 2.5 billion, compared with NOK 1.9 billion in the first nine months of 2001. The increase was due to the inflow of new loan projects in 2001. Of this, loans for exports of capital goods and services accounted for NOK 1.5 billion, while ship financing and internationalization loans totaled NOK 964 million and NOK 65 million, respectively.

     In August the company extended its credit agreement with CABEI (Banco Centroamericano de Integracion Economica), Honduras, for three years. The bank plays a central role in financing projects in Honduras, Costa Rica, Guatemala, El Salvador and Nicaragua. The bank is especially interesting as a borrower in connection with Norwegian projects in the energy sector. To date, two loans have been disbursed and one loan approval is outstanding under the agreement.

     The limit provided for under the credit agreement with PEMEX (Petroleos Mexicanos) in Mexico has been increased to USD 120 million. This agreement is used to finance goods and services for the Mexican oil company, and the limit has been increased twice. The agreement ensures financing offers from Norwegian suppliers with terms equal to those offered from competing countries.

     New loans in the local government sector amounted to NOK 4.1 billion in the first nine months of the year, while the corresponding figure last year was NOK 5.6 billion. However, the lending volume at the end of the third quarter was at roughly the same level as the year-end figure, mainly due to repayments of local government loans to the hospital sector.

FUNDING

     In the first nine months of the year Eksportfinans launched 62 long-term bond issues with an average maturity of slightly more than three years. A total of NOK 11.7 billion was paid in during the period. In the third quarter alone 14 long-term issues were launched.

     Private investments by Japanese investors dominated the activities in the third quarter, as well as renewed interest in the Swiss franc. The company’s 4-year Swiss franc transaction, which was first issued in December 2001, was reopened for the fourth time in August. The total outstanding amount is now CHF 500 million — the largest volume that Eksportfinans has ever had under a Swiss franc transaction. There was also interest in the Norwegian krone. A 10-year issue targeted at the Norwegian market and a 2-year issue directed at continental private investors were issued.

     In September a mandate was given to Nomura, Schroeder Salomon Smith Barney and UBS Warburg to issue a benchmark transaction for USD 750 million. The issue was successfully launched at the end of October.

Exhibit Index is on page 3

RESULTS

     The Group had net interest income of NOK 313 million in the first nine months of the year, a decline of NOK 40 million compared with the corresponding period last year. Taken separately, net interest income in the third quarter amounted to NOK 106 million, against NOK 111 million in the same period last year. The decline was mainly due to reduced margins and a slight fall in average total assets compared with last year due to the decline in the US dollar exchange rate in relation to the Norwegian krone. Return on assets was 0.46 percent in the first nine months of the year, down from 0.50 percent for the whole of 2001 and from 0.51 percent in the first nine months of 2001.

     Net changes in values and gains/losses on securities and foreign exchange gave an overall gain of NOK 10 million at the end of the third quarter, made up mainly of realized gains on securities. The corresponding figure last year was an overall loss of NOK 7 million. The increase in general administration expenses and depreciation was as expected.

     The pre-tax operating profit was NOK 234 million, a decline of NOK 29 million compared with the first nine months of 2001.

BALANCE SHEET

     Total assets have increased by NOK 5.4 billion since year-end, despite falling exchange rates. Total lendings are down by NOK 6.1 billion since year-end and totaled NOK 45.4 billion at the end of September. Declining exchange rates during the period have reduced total lendings by NOK 3.7 billion. Kommunekreditt accounts for NOK 24.7 billion of the Group’s lendings. The scope of financial investments has increased by NOK 11.2 billion and amounted to NOK 40.8 billion at the end of the third quarter.

     At the end of the third quarter the Group’s risk capital ratio stood at 22.9 percent, against 25.3 percent at the same time last year and 25 percent at year-end.

Exhibit Index is on page 3

Eksportfinans ASA

STATEMENTS OF INCOME (condensed)

	Group

	July 1 -		For the nine months		For the
	Sept. 30,		ended September 30,		year ended
	(unaudited)		(unaudited)		Dec. 31,
(in NOK millions)	2002	2001	2002	2001	2001

Interest and related income	623	1,131	1,893	3,879	4,717
Interest and related expenses	517	1,020	1,580	3,526	4,257

Net interest income	106	111	313	353	460
Commissions and expenses related to banking services	3	2	5	5	7
Net gains/(losses) on investments and foreign currencies	(3)	(8)	10	(7)	5
Other income	4	2	7	5	6
Salaries and other administrative expenses	22	22	71	67	98
Depreciation on fixed assets and intangible fixed assets	4	3	11	9	12
Other expenses	3	1	9	7	10
Realized loan losses	0	0	0	0	0

Income before taxes	75	77	234	263	343
Income taxes	21	22	66	71	94

Net income	54	55	168	192	249

     The accompanying notes are an integral part of these financial statements.

Exhibit Index is on page 3

BALANCE SHEETS (condensed)

	Group

	September 30,
	(unaudited)	Dec. 31,
(in NOK millions)	2002	2001

Loans and receivables due from credit institutions	4,661	4,450
Loans and receivables due from customers	44,238	50,206
Securities	40,761	29,549
Investments in shares	1	0
Intangible fixed assets	3	3
Fixed assets	156	152
Other assets	164	134
Prepayments and accrued revenues	547	633

Total assets	90,531	85,127

Liabilities to financial institutions	0	0
Borrowings through the issue of securities	84,417	73,272
Other liabilities	1,550	6,100
Accrued interest payable and deferred revenues	345	492
Provisions	18	18
Subordinated debt	920	1,976
Preferred capital securities	745	901

Total liabilities	87,995	82,759
Share capital	1,594	1,594
Share premium reserve	162	162
Other equity	612	612
Retained earnings	168	0

Total shareholders’ equity	2,536	2,368

Total liabilities and shareholders’ equity	90,531	85,127

     The accompanying notes are an integral part of these financial statements.

Exhibit Index is on page 3

Eksportfinans ASA

NOTES TO FINANCIAL STATEMENTS (unaudited)

1. Accounting principles

     The accounts are presented in accordance with generally accepted accounting practice and in line with accounting legislation and regulations from the Ministry of Finance.

     The consolidated financial statements include the accounts of Eksportfinans ASA and its wholly owned subsidiary Kommunekreditt Norge AS. The consolidated accounts for the two companies are prepared applying the purchase method. Kommunekreditt Norge AS is incorporated in the accounts of Eksportfinans ASA applying the equity method, which means that the income recorded by Kommunekreditt Norge AS is included as “Income from investments in subsidiaries”.

Exhibit Index is on page 3

2. Capital adequacy

     Capital adequacy is calculated in accordance with the applicable regulations from the Banking, Insurance and Securities Commission. According to the regulations, the capital adequacy requirement is 8 per cent of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

	Group

	Sept. 30, 2002		Dec. 31, 2001

(in NOK millions)	Book value	Risk-weighted value	Book value	Risk-weighted value

Total assets	76,363	14,479	80,134	14,968
Off-balance sheet items		1,642		1,355

Total risk-weighted value banking portfolio		16,121		16,323
Total risk-weighted value trading portfolio		1,891		790
Total currency risk		33		0

Total risk-weighted value		18,045		17,113

The Company’s risk capital

	Group

(in NOK millions and in per cent of total risk-weighted value)	Sept. 30, 2002		Dec. 31, 2001

Core capital (share capital, other equity and preferred capital securities)	3,216	17.8%	3,254	19.0%
Additional capital (subordinated loan capital)	920	5.1%	1,029	6.0%
Deducted items	0	0	0	0

Total risk capital	4,136	22.9%	4,283	25.0%

3. Loans and receivables due from credit institutions

	Group

	Sept. 30,	Dec. 31,
(in NOK millions)	2002	2001

Bank deposits	2,392	2,416
Reverse repos with credit institutions	1,092	734
Loans (also incl. in note 6)	1,177	1,300

Total	4,661	4,450

Exhibit Index is on page 3

4. Loans

	Group

	Sept. 30,	Dec. 31,
(in NOK millions)	2002	2001

Loans due from credit institutions	1,177	1,300
Loans due from customers	44,238	50,206

Total	45,415	51,506

Commercial loans	40,985	46,560
Government-supported loans	4,430	4,946

Total	45,415	51,506

Capital goods	6,630	6,881
Ships	8,339	10,218
Export-related and international activities1)	5,710	9,522
Financing on behalf of the government2)	46	160
Loans to Norwegian local government sector	24,690	24,725

Total	45,415	51,506

     1) Export-related and international activities consists of loans to the following categories:

	Sept. 30,	Dec. 31,
(in NOK millions)	2002	2001

Oil and gas	55	590
Pulp and paper	1,387	1,694
Engineering and construction	24	541
Aluminum, chemicals and minerals	138	142
Pharmaceuticals	549	222
Aviation and shipping	2,963	5,069
Other categories	594	1,264

Total	5,710	9,522

     2) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund (IMF), provides loans to certain Eastern European countries. Eksportfinans provides the Norwegian part of these loans.

5. Securities

	Group

	Sept. 30,	Dec. 31,
(in NOK millions)	2002	2001

Trading portfolio	14,110	4,977
Securities	25,634	23,508
Securities held to maturity	1,017	1,064

Total	40,761	29,549

Exhibit Index is on page 3

6. Other assets

	Group

	Sept. 30,	Dec. 31,
(in NOK millions)	2002	2001

Exchange rate adjustments for derivatives	0	0
Interim account 108 Agreement	84	56
Miscellaneous	80	78

Total	164	134

7. Borrowings through the issue of securities

	Group

	Sept. 30,	Dec. 31,
(in NOK millions)	2002	2001

Short-term debt	30,909	19,345
Long-term debt	53,508	53,927

Total	84,417	73,272

8. Other liabilities

	Group

	Sept. 30,	Dec. 31,
(in NOK millions)	2002	2001

Exchange rate adjustments for derivatives	1,358	5,737
Miscellaneous	192	363

Total	1,550	6,100

Exhibit Index is on page 3

RATIOS AND KEY FIGURES

		Group

		For the nine months
		ended Sept. 30,

(in NOK millions, except percentages)		2002	2001

OPERATING STATISTICS
1.	Net interest income and credit commission income	313	353
2.	Income before taxes	234	263
3.	Return on equity	9.1%	11.0%
4.	Return on assets	0.46%	0.51%
5.	Net operating expenses/average assets	0.12%	0.11%

	Group

	Sept. 30,	Dec. 31,
	2002	2001

BALANCE SHEET STATISTICS
6. Total assets	90,531	85,127
7. Total loans outstanding	45,415	51,506
8. New loans disbursed	6,631	16,036
9. New long-term borrowing	11,750	16,357
10. Borrowers/Guarantors public sector share	69.8%	62.6%
11. Capital adequacy	22.9%	25.0%
12. Exchange rate NOK/USD	7.4457	9.0116

Definitions:

3.	Net income after taxes/average equity.

4.	Net interest income including provisions/ average assets

5.	Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

7.	Consists of “Loans and receivables due from customers” and part of “Loans and receivables due from credit institutions” in the balance sheet except for loans to subsidiary.

Exhibit Index is on page 3